

February 26, 2013

Via E-mail
A. Brian Davis
Chief Financial Officer
Tengion, Inc.
3929 Westpoint Boulevard, Suite G
Winston-Salem, NC 27103

> **Re:** **Tengion, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2013**
> **File No. 333-186687**

Dear Mr. Davis:

We have limited our review of your registration statement to the issues addressed in our comments. Please respond to this letter by amending your registration statement as requested. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and related disclosure to include the fiscal year ended December 31, 2012.

2. Please update the cover page of this registration statement to use the Registration File No. of 333-186687 and clarify that this is a new registration statement on Form S-1. In addition, it appears that you are using Rule 429 to do a post-effective amendment of your Form S-3 (333-173574). Please include this information in your explanatory note to avoid confusion.

Exhibit 5.1

3. Please revise the legal opinion to remove the assumption that after the issuance of the shares of Common Stock underlying the Warrants, the total number of issued and outstanding shares and reserved shares of the Company's Common Stock will not exceed the total number of authorized shares of Common Stock. This is an inappropriate assumption. See Section II.B.3.a.of SLB No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Marc A. Rubenstein, Esq.
        Ropes & Gray LLP
        Prudential Tower
        800 Boylston Street
        Boston, MA 02119-3600